SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 26, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 26, 2010, the Company reported that, according with the information timely disclosed on April 29, 2010, it acquired, directly and indirectly, 9,581,750 common shares of the BrasilAgro – Companhia Brasileira Propriedades Agrícolas (“BrasilAgro”) which represents a 16.40% of the outstanding common stock. The Company paid R$ 25,236,224.61 and the remaining portion of the purchase price equal to R$ 105,206,000.10 shall be paid on April 27, 2011. The payment of the remaining portion of the purchase price is secured by a pledge over 8,298,150 shares.

As a consequence of the purchase above mentioned, the Company now owns, directly and indirectly, 20,883,916 common shares representative of a 35.75% of BrasilAgro’s outstanding common shares.

As informed on April 29, 2010, (i) the acquisition of such shares does not imply a change upon the control of BrasilAgro, and the (ii) the Shareholders’ Agreement of BrasilAgro will remain in force, with the correspondent amendments to reflect the sale of the totality of shares previously held by Tarpo Agro LLC and related entities.

The Company holds 168,902 warrants of 1st warrant issuance and 168,902 warrants of 2nd warrant issuance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: October 28, 2010.